Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 97-II dated November 20, 2007	Term Sheet to Product Supplement No. 97-II Registration Statement No. 333-130051 Dated July 24, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index due October 30, 2009

General

  The notes are designed for investors who seek a fixed return of 14.50%† and who believe that the Index closing level of the S&P 500® Index will not appreciate or depreciate, as compared to the Initial Index Level, by more than 14.50% on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments, and receive no return if the Index closing level of the S&P 500® Index appreciates or depreciates, as compared to the Initial Index Level, by more than 14.50% on any trading day during the Monitoring Period, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 30, 2009*.
  Cash payment at maturity of principal plus the Additional Amount, as described below, which may be zero.
  Minimum denominations of $1,000 and integral multiples in excess thereof.
  The notes are expected to price on or about July 25, 2008 and are expected to settle on or about July 31, 2008.

Key Terms

Index:	The S&P 500® Index (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note payable at maturity will equal:
(i) If a Knock-Out Event does not occur, the Fixed Payment of at least $145† per $1,000 principal amount note (or 14.50%† x $1,000); or
(ii) If a Knock-Out Event occurs, zero.
† The actual Fixed Payment will be set on the pricing date and will not be less than $145 per $1,000 principal amount note (or 14.50% x $1,000).
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is greater than the Upper Knock-Out Level OR less than the Lower Knock-Out Level.
Upper Knock-Out Level:	114.50% of the Initial Index Level.
Lower Knock-Out Level:	85.50% of the Initial Index Level.
Monitoring Period:	The period from the pricing date to and including the Final Observation Date.
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about July 25, 2008.
Final Observation Date:	October 27, 2009*
Maturity Date:	October 30, 2009*
CUSIP:	48123LHG2
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 97-II.

Investing in the Principal Protected Dual Directional Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 97-II and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 97-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under “Use of Proceeds” in product supplement no. 97-II, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $30.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of approximately $20.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $30.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $40.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-28 of the accompanying product supplement no. 97-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 24, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 97-II dated November 20, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 97-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 97-II dated November 20, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005079/e29288_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE — If the Index closing level is less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive an Additional Amount equal to the Fixed Payment of at least $145† (or 14.50%† x $1,000).
  † The actual Fixed Payment will be determined on the pricing date and will not be less than $145 per $1,000 principal amount note (or 14.50% x $1,000).
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 97-II.
  TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 97-II. You and we will agree to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes. Assuming this treatment is respected, the notes will be subject to special tax rules. Under these rules, subject to the occurrence of a Knock-Out Event, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, subject to the occurrence of a Knock-Out Event, amounts received at maturity or earlier sale or disposition in excess of your adjusted basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules will apply in the event of the occurrence of a Knock-Out Event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on July 23, 2008 and we had determined the comparable yield on that date, it would have been an annual rate of 3.71%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 3.71%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 97-II dated November 20, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX CLOSING LEVEL ON ANY TRADING DAY DURING THE MONITORING PERIOD IS GREATER THAN THE UPPER KNOCK-OUT LEVEL OR LESS THAN THE LOWER KNOCK-OUT LEVEL.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the equity securities underlying the Index or contracts related to the Index. If the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, the Additional Amount will be zero. This will be true even if the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level at some time during the term of the notes but falls between the Upper Knock-Out Level and Lower Knock-Out Level on the Final Observation Date.
  THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS — Your ability to benefit from the Fixed Payment may be limited by the “knock-out” feature of the notes. In the event that the Index closing level exceeds the Upper Knock-Out Level or is below the Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only $1,000. Under these circumstances, your return will not reflect the Fixed Payment.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE FIXED PAYMENT — If a Knock-Out Event does not occur, for each $1,000 principal amount note, you will receive $1,000 plus an Additional Amount equal to the Fixed Payment of at least $145† (or 14.50%† x $1,000), regardless of the appreciation or depreciation in the Index, which may be significant. Therefore, your appreciation potential is limited.
  † The actual Fixed Payment will be set on the pricing date and will not be less than $145 per $1,000 principal amount note (or 14.50% x $1,000)
  NO RETURN IF THE INDEX APPRECIATES OR DEPRECIATES BY MORE THAN 14.50% — The Additional Amount will be zero and you will not receive any return on your notes even if the Index appreciates or depreciates during the term of the notes if the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period. As a result, you may receive a lower payment at maturity than you would have received if you had invested directly in the Index, the equity securities underlying the Index or contracts related to the Index.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood of the Index closing above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period and thereby triggering a Knock-Out Event will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Since its inception, the Index has experienced significant volatility.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether the Index closing level is above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period;
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	TS-2

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index and assumes an Initial Index Level of 1300, a Fixed Payment of $145 per $1,000 principal amount note (or 14.50% x $1,000) and that the lowest and highest Index closing levels during the Monitoring Period are as set forth under the columns “Hypothetical lowest closing level during the Monitoring Period” and “Hypothetical highest closing level during the Monitoring Period,” respectively. Assuming an Initial Index Level of 1300, the Upper Knock-Out Level will be 1488.50 and the Lower Knock-Out Level will be 1111.50. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Hypothetical lowest Index closing level during the Monitoring Period	Hypothetical highest Index closing level during the Monitoring Period	Largest potential change from the Initial Index Level during the Monitoring Period	Additional Amount		Principal		Payment at Maturity

1170.00	1755.00	35.00%	$0.00	+	$1,000	=	$1,000.00
1170.00	1625.00	25.00%	$0.00	+	$1,000	=	$1,000.00
1170.00	1495.00	15.00%	$0.00	+	$1,000	=	$1,000.00
1170.00	1488.63	14.51%	$0.00	+	$1,000	=	$1,000.00
1170.00	1488.50	14.50%	$145.00	+	$1,000	=	$1,145.00
1235.00	1430.00	10.00%	$145.00	+	$1,000	=	$1,145.00
1300.00	1365.00	5.00%	$145.00	+	$1,000	=	$1,145.00
1300.00	1300.00	0.00%	$145.00	+	$1,000	=	$1,145.00
1235.00	1300.00	-5.00%	$145.00	+	$1,000	=	$1,145.00
1170.00	1365.00	-10.00%	$145.00	+	$1,000	=	$1,145.00
1111.50	1430.00	-14.50%	$145.00	+	$1,000	=	$1,145.00
1111.37	1430.00	-14.51%	$0.00	+	$1,000	=	$1,000.00
1105.00	1430.00	-15.00%	$0.00	+	$1,000	=	$1,000.00
975.00	1430.00	-25.00%	$0.00	+	$1,000	=	$1,000.00
845.00	1430.00	-35.00%	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The lowest Index closing level during the Monitoring Period was 1170, and the highest closing level of the Index during the Monitoring Period was 1365. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $145, and the final payment at maturity is equal to $1,145 per $1,000 principal amount note.

Example 2: The lowest Index closing level during the Monitoring Period was 845, and the highest closing level of the Index during the Monitoring Period was 1430. Because the Index closing level was less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The lowest Index closing level during the Monitoring Period was 1170, and the highest closing level of the Index during the Monitoring Period was 1488.50. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $145, and the final payment at maturity is equal to $1,145 per $1,000 principal amount note.

Example 4: The lowest Index closing level during the Monitoring Period was 1170, and the highest closing level of the Index during the Monitoring Period was 1755. Because the Index closing level was higher than the Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	TS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing levels from January 3, 2003 through July 18, 2008. The Index closing level on July 23, 2008 was 1282.19. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period or on the Final Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the fourth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	TS-4